Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2010	2009

Loss:
Loss before income taxes	$(505)	$(375)

Add: Total fixed charges (per below)	444	407

Less: Interest capitalized	10	10
Total earnings (loss) before income taxes	$(71)	$22

Fixed charges:
Interest	$196	$169

Portion of rental expense representative of the interest factor	227	212

Amortization of debt expense	21	26
Total fixed charges	$444	$407

Ratio of earnings to fixed charges

Coverage deficiency	$515	$385